

07007089



SECTION PROCESSING
RECEIVED
AUG 2 8 2007
WASH, D.C.
182
SECTION

ES
E COMMISSION
20549

OMB APPROVAL	
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SEC FILE NUMBER
8-19989

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALT BECKER & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5380 N FRESNO STREET, SUITE 105
(No. and Street)

FRESNO, (City) CA (State) 93710-6847 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WALTER J BECKER (559) 224-7677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DRITSAS GROOM McCORMICK, LLP
(Name – *if individual, state last, first, middle name*)

7576 N INGRAM AVE SUITE 102 (Address) FRESNO, (City) CA (State) 93711 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 27 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WALTER J BECKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WALT BECKER & ASSOCIATES, INC., as of JUNE 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of FRESNO

Subscribed and sworn to (or affirmed) before me on this 21 day of AUGUST, 2007, by WALTER J. BECKER

~~Personally known to me~~ or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature



LOREN G. LEWIS
COMM. #1751348
NOTARY PUBLIC CALIFORNIA
FRESNO COUNTY
My Comm. Expires July 14, 2011

WALT BECKER & ASSOCIATES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Years Ended
June 30, 2007 and 2006

with

INDEPENDENT AUDITORS' REPORT



Dritsas Groom McCormick LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS
Walt Becker & Associates, Inc.
Fresno, California

We have audited the accompanying statements of financial condition of Walt Becker & Associates, Inc. as of June 30, 2007 and 2006, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walt Becker & Associates, Inc. as of June 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

August 16, 2007

Dritsas Groom McCormick LLP

7576 N. Ingram Avenue, Suite 102 • Fresno, California 93711 • (559) 447-8484 • Fax (559) 447-8464
www.dgmcpa.com • e-mail: firm@dgmcpa.com

WALT BECKER & ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2007 and 2006

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
CURRENT LIABILITIES		
Accounts payable, trade	$ 1,585	$ 1,950
Payroll taxes payable	2,007	1,767
Commissions payable	9,522	6,106
Contract payable	431	1,056
Federal income tax payable	1,875	-0-
Total liabilities	15,420	10,879
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; 500,000 shares authorized; 15,000 shares issued and outstanding	15,000	15,000
Additional paid in capital	28,939	28,939
Retained earnings	129,771	99,145
Total stockholder's equity	173,710	143,084
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 189,130	$ 153,963

See independent auditors' report and notes to the financial statements.

WALT BECKER & ASSOCIATES, INC.

STATEMENTS OF INCOME

Years Ended June 30, 2007 and 2006

	2007	2006
INCOME		
Tax deferred annuities	$ 62,050	$ 12,092
Insurance	280	369
Syndications and others	220,442	212,311
Advisory fees	9,618	10,290
Variable annuities	72,581	75,190
	364,971	310,252
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	329,489	331,999
Income (loss) from operations	35,482	(21,747)
OTHER INCOME (EXPENSE)		
Interest income	6,419	5,301
Income (loss) before income taxes	41,901	(16,446)
PROVISION FOR INCOME TAXES (BENEFIT) (Note 4)	11,275	(2,826)
NET INCOME (LOSS)	$ 30,626	$ (13,620)

See independent auditors' report and notes to the financial statements.

WALT BECKER & ASSOCIATES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended June 30, 2007 and 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, June 30, 2005	15,000	28,939	112,765	156,704
Net loss	-0-	-0-	(13,620)	(13,620)
Balance, June 30, 2006	$ 15,000	$ 28,939	$ 99,145	$ 143,084
Net income	-0-	-0-	30,626	30,626
Balance, June 30, 2007	$ 15,000	$ 28,939	$ 129,771	$ 173,710

See independent auditors' report and notes to the financial statements.

WALT BECKER & ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS

Years Ended June 30, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 30,626	$ (13,620)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Deferred income taxes	8,600	(3,626)
Depreciation	1,476	1,716
(Increase) decrease in accounts receivable, trade	(6,817)	1,068
(Increase) decrease in prepaid expenses	336	(33)
Increase in income tax payable	1,875	-0-
Decrease in accounts payable, trade	(365)	(1,281)
Increase (decrease) in payroll taxes payable	240	(197)
Increase in commissions payable	3,417	292
Decrease in contracts payable	(625)	(190)
Net cash provided by (used in) operating activities	38,763	(15,871)
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans made to stockholder	(179,169)	(325,295)
Collections on stockholder notes	133,120	330,755
Equipment purchased	(50)	-0-
Net cash provided by (used in) investing activities	(46,099)	5,460
NET DECREASE IN CASH	(7,336)	(10,411)
CASH AT BEGINNING OF YEAR	17,343	27,754
CASH AT END OF YEAR	$ 10,007	$ 17,343
SUPPLEMENTAL DISCLOSURES		
Income taxes paid	$ 800	$ 800

See independent auditors' report and notes to the financial statements.

WALT BECKER & ASSOCIATES, INC.

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2007 and 2006

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business activity

Walt Becker & Associates, Inc. is principally engaged in the sale of insurance, tax deferred annuities and tax shelter syndications to individuals predominately in the central San Joaquin Valley.

The Company shares common ownership with Fresno Financial Services, Inc., a California Corporation. Fresno Financial Services, Inc. provides investment advising services to clients referred by the Company. Fresno Financial dissolved its operations as of June 30, 2007, and client accounts have been transferred to an outside service for investment advising services. Walt Becker and Associates, Inc. receives commissions from the investment advising service based on the value of client accounts as of a specific date.

Accounts receivable

The Company's accounts receivable represents commissions receivable from various insurance and investment companies. Commissions on new investments are based on a percentage of the amount invested by the Company's clients, and are remitted to the Company within 7-90 days after investment. Commissions on managed funds are based on a percentage of the client's account balance as of an annual renewal date and are remitted to the Company within 60 days of renewal. Due to the nature of the Company's receivables, the risk of non-collection is minimal; therefore, an allowance for doubtful accounts is not included in these financial statements.

Certain accounts receivable are not allowable for purposes of calculating excess net capital. Non-allowable accounts receivable consist of 12B-1 fees receivable. At June 30, 2007 and 2006, non-allowable accounts receivable totaled $4,114 and $3,199, respectively.

Equipment and improvements

Equipment and leasehold improvements are recorded at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the respective assets.

Cash equivalents

For the purpose of the statement of cash flows, the Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

The Company expenses advertising costs as incurred. Advertising expense was $3,663 and $3,432 for the years ended June 30, 2007 and 2006, respectively.

WALT BECKER & ASSOCIATES, INC.

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2007 and 2006

NOTE 2 - NOTES RECEIVABLE, STOCKHOLDER

The notes receivable from stockholder represent amounts due from Walter J. Becker, sole stockholder of the Corporation. The notes are unsecured and due on demand. Interest accrued at the rate of 4% per annum through June 30, 2006. Effective July 1, 2006 the interest rate on new notes increased to 5% per annum.

NOTE 3 - COMMITMENTS

The Company rents office space on a month-to-month basis. Rent expense for the office space was $32,441 and $35,915 for the years ended June 30, 2007 and 2006.

The Company has a five-year lease for office equipment that expires November 2009. Rent expense for the office equipment was $2,367 for each of the years ended June 30, 2007 and 2006.

The following is a schedule of future minimum rental payments under the equipment lease:

2008	$ 2,194
2009	2,011

NOTE 4 – INCOME TAXES

The components of income tax expense (benefit) at June 30, 2007 and 2006 consisted of the following:

	2007	2006
Current:		
Federal	$ 1,875	$ -0-
State	800	800
	2,675	800
Deferred:		
Federal	4,700	(2,300)
State	3,900	(1,326)
	8,600	(3,626)
	$ 11,275	$ (2,826)

See independent auditors' report.

WALT BECKER & ASSOCIATES, INC.

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2007 and 2006

NOTE 4 – INCOME TAXES (CONTINUED)

The net deferred tax asset (liability) in the accompanying balance sheets at June 30, 2007 and 2006 include the following amounts of deferred tax assets and liabilities:

	2007	2006
Deferred tax asset	$ 1,610	$ 10,436
Deferred tax liability	(410)	(636)
	$ 1,200	$ 9,800

The Company's deferred tax liability results from differences in depreciation methods used for tax and financial statement purposes. The deferred tax asset results from the carryforward of net operating losses available to offset future taxable income, expiring as follows:

Expires June 30	Net Operating Loss Carryover State
2015	$ 3,327
2016	13,914

NOTE 5 – REGULATORY COMPLIANCE

The requirements of rule 15c3-1 of the Securities and Exchange Commission require the Company to maintain a minimum dollar net capital requirement. For the quarter ended December 31, 2006, the Company's net capital was below the required minimum. As a result, FINRA has filed a disciplinary proceeding against Walter J. Becker. The Company has established cash reserves to mitigate future deficiencies in the required minimum net capital. As of August 16, 2007, the proceeding is ongoing and the Company is unable to evaluate any potential exposure.


DGM

Dritsas Groom McCormick LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE BOARD OF DIRECTORS
Walt Becker & Associates, Inc.
Fresno, California

We have audited the accompanying financial statements of Walt Becker & Associates, Inc. as of and for the years ended June 30, 2007 and 2006, and have issued our report thereon dated August 16, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

August 16, 2007

Dritsas Groom McCormick LLP

7576 N. Ingram Avenue, Suite 102 • Fresno, California 93711 • (559) 447-8484 • Fax (559) 447-8464
www.dgmcpa.com • e-mail: firm@dgmcpa.com

WALT BECKER & ASSOCIATES, INC.

SUPPLEMENTARY INFORMATION

June 30, 2007 and 2006

SCHEDULE I
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	2007	2006
Advertising	$ 3,663	$ 3,432
Automobile	2,679	4,364
Commissions	164,065	167,606
Contributions	-0-	150
Depreciation	1,476	1,716
Dues and subscriptions	1,467	1,659
Equipment lease	3,028	3,084
Insurance	14,658	15,289
Janitorial	1,440	1,440
Legal and accounting	7,730	8,230
Miscellaneous	24	558
Office supplies	6,922	5,537
Payroll taxes	5,330	4,752
Postage and shipping charges	3,951	2,964
Property tax expense	189	237
Rent	34,211	37,776
Repairs and maintenance	1,557	1,380
Salaries	60,463	55,405
Sales promotion	5,290	4,451
Taxes and licenses	1,078	2,673
Telephone	6,324	5,541
Utilities	3,944	3,755
	$ 329,489	$ 331,999

See independent auditors' report on
supplementary information.

WALT BECKER & ASSOCIATES, INC.

SUPPLEMENTARY INFORMATION

June 30, 2007 and 2006

SCHEDULE II
COMPUTATION OF NET CAPITAL

	2007	2006
Total ownership equity from balance sheet	$ 173,710	$ 143,084
Less: total non-allowable assets from balance sheet	165,922	129,322
Net capital	$ 7,788	$ 13,762
Reconciliation with Company's computation:		
Net capital per FOCUS Report:		
Part IIA	$ 8,375	$ 13,628
Income tax	(1,875)	-0-
Other items, net	1,288	134
	$ 7,788	$ 13,762

SCHEDULE III
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

	2007	2006
Minimum net capital required (6-2/3% of total aggregate indebtedness of $15,420 and $10,879, respectively)	$ 1,028	$ 725
Minimum dollar net capital requirement of reporting broker	$ 5,000	$ 5,000
Net capital	$ 7,788	$ 13,762
Net capital requirements (greater of amounts above)	5,000	5,000
Excess net capital	$ 2,788	$ 8,762

See independent auditors' report on supplementary information.



Dritsas Groom McCormick LLP

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Walt Becker & Associates, Inc.
Fresno, California

In planning and performing our audit of the financial statements and supplemental schedules of Walt Becker & Associates, Inc, as of and for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

7576 N. Ingram Avenue, Suite 102 • Fresno, California 93711 • (559) 447-8484 • Fax (559) 447-8464
www.dgmcpa.com • e-mail: firm@dgmcpa.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007 to meet the SEC's objective.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

August 16, 2007

Dritsas Groom McCormick LLP

END